United States securities and exchange commission logo





                             June 29, 2021

       Brian Mitts
       Chief Financial Officer
       VineBrook Homes Trust, Inc.
       2515 McKinney Avenue, Suite 1100
       Dallas, TX

                                                        Re: VineBrook Homes
Trust, Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form 10-12G
                                                            Filed June 14, 2021
                                                            File No. 000-56274

       Dear Mr. Mitts:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G Filed June 14, 2021

       Business
       Our Portfolio, page 7

   1. We note your revision in response to comment 4. Please explain the term "make-ready turnover" and clarify
or distinguish that term from turnover of homes that were
                                                        unoccupied due to
rehabilitation or other reasons. Please also revise to support your low turnover rates by, for
example, quantifying lease renewals and terminations over a
                                                        relevant period.
   2. Please revise to clarify the extent to which the 59 year average age of homes in your portfolio is older than
the geographic average.
 Brian Mitts
FirstName
VineBrookLastNameBrian     Mitts
            Homes Trust, Inc.
Comapany
June       NameVineBrook Homes Trust, Inc.
     29, 2021
June 29,
Page 2 2021 Page 2
FirstName LastName
Financial Information
Summary Historical and Pro Forma Financial Data
Summary Pro Forma Financial Data, page 48

3. We note your responses to comments 9, 10 and 11. Please provide us with the following information regarding your summary pro forma financial data.
             In paragraph 2 on page 48, you disclose that the data for the three months ended
             March 31, 2021 is adjusted to reflect a full quarter of activity as if the homes were operating the whole quarter. Similarly, footnotes (2) and (3) on page 50 indicate that revenue adjustments assume the acquisitions occurred on January 1, 2020 and the properties began operations on that date. Please clarify if any of the homes were not operational prior to acquisition, and if so, why an adjustment was made to reflect operating activities for these homes.
             Please clarify the "other information and data," in addition to historical financial data used to calculate NOI that you used to prepare the summary pro forma data. Also tell us specifically what pieces of NOI data were provided by the sellers and what adjustments, if any, were made to the data provided.
             Tell us what estimates and assumptions you made about the acquired portfolios based on your portfolio's prior performance, and why you believe it was appropriate to apply estimates and assumptions derived from your historical portfolio to the newly acquired portfolio.
             We note that management identified lower occupancy rates in the acquired portfolios relative to currently owned properties in the same MSAs, and that lower initial occupancies were assumed in those MSAs for internal modeling purposes. Please clarify if the pro forma summary information includes occupancy assumptions other than what was known to be historically factual.
             We note significant changes in pro forma revenues and expenses on an monthly average basis for both Conrex I and Conrex II when comparing the three months ended March 31, 2021 and the twelve months ended December 31, 2020. Please explain these changes in revenues and expenses separately for both Conrex I and
             Conrex II and how the pro forma amounts compare to the expected future results for these properties.
             Explain more specifically how you adjusted historical revenue data to reflect a full quarter to derive pro forma revenue as described in footnote (1). Tell us if you used a similar methodology to derive pro forma expense.
             In footnote (6), you disclose that annualized historical revenue data provided by the sellers of Conrex I for six months of 2020 was used to derive pro forma revenue.
             Please clarify what six month period was provided and specifically how you derived the pro forma revenue adjustment amount. For example, tell us if you simply doubled the six month historical revenue amount or if you considered lease executions, terminations or other items that occurred during the period that would impact the amount of your adjustment. Please also clarify to us if any adjustments were made to the three month pro forma revenue amounts, or if these amounts were
 Brian Mitts
VineBrook Homes Trust, Inc.
June 29, 2021
Page 3
              simply extrapolated to the pre-acquisition period based on post-acquisition results.
                Please provide us more detail about how you derived the various components of operating expense included in the pro forma expense adjustment.
                Footnote (8) includes an adjustment for interest expense related to borrowings attributable to the Conrex I Acquisition, but footnote (4) pertaining to the three month period does not include a similar adjustment. Additionally, footnote (8) discloses "in connection with the Conrex II Acquisition, the Company entered into a $125.0 million note with MetLife, which has an interest rate of 3.25% and a five-year term."
              This is not consistent with disclosure in footnotes (5) and (9). Please clarify these discrepancies.
                In the subsequent event note on page F-30, you indicate that the Conrex acquisitions consisted of portfolio acquisitions and simultaneous bulk dispositions. Please elaborate on the terms of these transactions. For instance, tell us the parties involved, if the acquisitions and dispositions were contemplated as one transaction, whether the transactions were contingent upon each other, the impact of both the acquisitions and dispositions on your pro forma results and any other pertinent information that would assist in understanding the substance of the transactions. Management's Discussion and Analysis, page 51

4. We note your revised disclosure regarding Covid-19 and response to comment 12. Please advise us approximately what percentage of your tenants have received "limited payment plans" or protection against eviction.
5. Please revise to further clarify the principal components of "property operating expenses"
         and quantify the approximate portion of such expenses attributed to renovation costs.
Description of Registrant's Securities To Be Registered
Share Repurchase Plan, page 116

6. We note your revision in response to comment 20. Please revise to clarify the timing of repurchases, including whether they occur immediately after the end of your fiscal periods or follow a different schedule. Please also discuss the timing of repurchases as compared to the valuation of NAV, which we note may be calculated "on a quarterly or monthly basis" at the sole discretion of your Board, and the time necessary to perform such a valuation. Please further materially outline the process by which you retain discretion to repurchase at a price other than NAV per share, including but not limited to how you will determine when there has been "a material change (positive or negative) to the most recent
       NAV per share in effect," how you will calculate the repurchase price in such circumstances, how and when such price will be communicated, and the impact of any
FirstName LastNameBrian Mitts
       repricing with the aggregate limitation "to more than 5% of [y]our aggregate NAV per
Comapany    NameVineBrook
       calendar                Homes
                 quarter." Please      Trust,
                                   further    Inc.to identify your transfer
agent and outline the
                                           revise
       "required
June 29, 2021 Pagedocumentation"
                     3             necessary to submit a repurchase request.
FirstName LastName
 Brian Mitts
FirstName
VineBrookLastNameBrian     Mitts
            Homes Trust, Inc.
Comapany
June       NameVineBrook Homes Trust, Inc.
     29, 2021
June 29,
Page 4 2021 Page 4
FirstName LastName
7. Please revise to further clarify "the minimum balance of $10,000" referenced on page 117 and address the extent to which it is unusual for similar entities. General

8. We note your response to comment 22. Please revise to further clarify the "Valuation
         Methodology" and how net asset value ("NAV") is currently calculated, including:
             the process by which the value estimate was determined;
             a breakdown of the value assigned to each major asset type (e.g. properties, securities, cash), the liabilities, and the share number used to calculate the per share amount, along with a comparable breakdown for any prior period value estimate;
             the key assumptions used in your Valuation Methodology, including the weighted average for each key assumption broken out by material property type, cautionary language regarding the sensitivity of assumptions, and a quantitative example of the sensitivity of the estimate to changes in assumptions;
             the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties; and
             a list of any prior period value estimates and the approximate date on which the next value estimate will be provided.
         Please make corresponding revisions with respect to your new methodology expected to be completed on or about July 31, 2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Frank Knapp at (202) 551-3805 or Kristina Marrone at
(202) 551-3429
if you have questions regarding comments on the financial statements and related matters.
Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Justin S. Reinus, Esq.